FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 10, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____           No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Second Quarter 2016 Results

2.	Cellcom Israel Ltd. and Subsidiaries – Condensed Consolidated Interim Financial Statements As at June 30, 2016 (Unaudited)

Item 1

Cellcom Israel announces

second Quarter 2016 Results
------------------------

EBITDA1 for the second quarter of 2016 totaled NIS 238 million, an approximately 10% increase compared to the second quarter last year.

Net income for the second quarter of 2016 totaled NIS 44 million, an approximately 267% increase compared to the second quarter last year.

Nir Sztern, Cellcom CEO said: “In this quarter we continued to recruit customers at a fast pace, and the TV customer base increased in approximately 12,000 additional households. As of the end of the quarter approximately 87,000 households were enjoying Cellcom tv. We will continue to invest in Cellcom tv so it continues to be a quality and an advanced alternative to the existing TV service providers, for the best price in Israel.”

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Second Quarter 2016 Highlights (compared to second quarter of 2015):

▪	Total Revenues totaled NIS 1,029 million ($267 million) compared to NIS 1,040 million ($270 million) in the second quarter last year, a decrease of 1.1%

▪	Service revenues totaled NIS 782 million ($203 million) compared to NIS 786 million ($204 million) in the second quarter last year, a decrease of 0.5%

▪	EBITDA[1] totaled NIS 238 million ($62 million) compared to NIS 216 million ($56 million) in the second quarter last year, an increase of 10.2%

▪	EBITDA margin 23.1%, up from 20.8%

▪	Operating income totaled NIS 104 million ($27 million) compared to NIS 80 million ($21 million) in the second quarter last year, an increase of 30%

▪	Net income totaled NIS 44 million ($11 million) compared to NIS 12 million ($3 million) in the second quarter last year, an increase of 266.7%

1 Please see "Use of Non-IFRS financial measures" section in this press release.

▪	Free cash flow[1] totaled NIS 103 million ($27 million) compared to NIS 119 million ($31 million) in the second quarter last year, a decrease of 13.4%

▪	Cellular subscriber base totaled approximately 2.812 million subscribers (at the end of June 2016)

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the second quarter:

"The business results of the quarter reflect the Group's ability to successfully operate in an environment characterized by intense competition. In this quarter also we see an improvement in most of the financial measures alongside a decrease in expenses, with an increase of approximately 267% in net income and approximately 10% in EBITDA compared with the corresponding quarter last year. We are implementing the strategy that established our position as a telecommunications group providing a complete value added offering to the customer, and we are enjoying the fruits of this strategy. In this quarter we continued to recruit customers at a fast pace, and the TV customers base increased by approximately 12,000 additional households. As of the end of the quarter, approximately 87,000 households are enjoying Cellcom tv. We will continue to invest in Cellcom tv so it continues to be a quality and an advanced alternative to the existing TV service providers, for the best price in Israel.

In this quarter we continued the efficiency measures pursuant to which we concluded a successful voluntary retirement plan, in relation to which we recorded an expense of approximately NIS 13 million in the quarter.

Recently, we announced our entering into a 4G network sharing and 2G and 3G hosting services agreement with Marathon 018 Xfone which was awarded 4G frequencies in the 2015 frequencies tender and has not entered the cellular market yet. This is an agreement which will advance the cellular infrastructure in Israel and will guarantee continued investments in the development of 4G network while complying with regulation requirements. We believe that only price based competition together with network quality competition and an investment in advanced infrastructures, is the only way to bring Israel back to a world class cellular leader status. This proves that a competitive market can be maintained while complying with regulation guidelines on a level playing field.

I want to thank the employees and managers of the Cellcom group, whose daily work and their commitment to the success of the Group contributed to us winning, for the sixth consecutive year, the title of the leading cellular brand in Israel of the business newspaper 'Globes' brands index."

Shlomi Fruhling, Chief Financial Officer, said:

"In the second quarter of 2016 Cellcom group recorded an improvement in its business results compared with the same quarter of last year, in spite of the continuous competition in the cellular field, reflected in erosion of service revenues, which was partially offset by an increase in revenues from national roaming. In the fixed-line segment we reported stability in service revenues, following the continued recruitment of Cellcom tv, landline wholesale market and triple-play services customers, which was offset by a continued decrease in long distance calls revenues.

From the beginning of the year we witnessed a moderation in the erosion of cellular services revenues compared with the erosion in 2015. The Group continues to act to decrease its operating expenses. In the first half of 2016, selling, marketing, general and administrative expenses reduced approximately 8.7% compared to the same period last year. In addition, the Group recorded a NIS 13 million expense in the second quarter of 2016 in relation of a voluntary retirement plan, and we will see the saving in wages cost gradually starting from the third quarter this year.

The Group continued in the second quarter also to act to decrease its net debt level to NIS 2.59 billion, compared to NIS 2.86 billion in the same quarter last year. The Free Cash Flow totaled NIS 103 million in the second quarter of 2016, a 13.4% decrease compared to the same quarter last year. The decrease in Free Cash Flow resulted mainly from a decrease in receipts from customers for services and end user equipment, which was partially offset by an increase in receipts from national roaming services.

Pursuant to the Group's actions to diversify its financial resources, in the second quarter of 2016 the Company was provided with the first loan under the loan agreement entered by the Company and two financial institutions in May 2015, in a principal amount of NIS 200 million.

The Company’s Board of Directors decided not to distribute a dividend for the second quarter of 2016, given the continued intensified competition in the market and its effect on the Company's operating results and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs."

Netanya, Israel – August 10, 2016 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the second quarter of 2016. Revenues for the second quarter of 2016 totaled NIS 1,029 million ($267 million). EBITDA for the second quarter of 2016 totaled NIS 238 million ($62 million), reflecting a margin of 23.1% of total revenues. Net income for the second quarter of 2016 totaled NIS 44 million ($11 million). Basic earnings per share for the second quarter of 2016 totaled NIS 0.43 ($0.11).

Main Consolidated Financial Results:

	Q2/2016	Q2/2015	Change%	Q2/2016	Q2/2015
	NIS million			US$ million (convenience translation)
Total revenues	1,029	1,040	(1.1%)	267	270
Operating Income	104	80	30%	27	21
Net Income	44	12	266.7%	11	3
Free cash flow	103	119	(13.4%)	27	31
EBITDA	238	216	10.2%	62	56
EBITDA, as percent of total revenues	23.1%	20.8%	11.1%

Main Financial Data by Operating Segments:

Starting from the first quarter of 2016, the Company presents its operations in two segments, "Cellular" segment and "Fixed-line" segment. These segments are managed separately for allocating resources and assessing performance purposes. The Company adjusted its operating segments reporting for prior periods on a retroactive basis, therefore the segment reporting for those periods reflect the new reporting format.

•	Cellular Segment - the segment includes the cellular communications services, end user cellular equipment and supplemental services.

•	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q2'16	Q2'15	Change %	Q2'16	Q2'15	Change %	Q2'16	Q2'15	Q2'16	Q2'15	Change %
Total revenues	784	810	(3.2%)	294	281	4.6%	(49)	(51)	1,029	1,040	(1.1%)
Service revenues	567	573	(1.0%)	264	264	-	(49)	(51)	782	786	(0.5%)
Equipment revenues	217	237	(8.4%)	30	17	76.5%	-	-	247	254	(2.8%)
EBITDA	181	149	21.5%	57	67	(14.9%)	-	-	238	216	10.2%
EBITDA, as percent of total revenues	23.1%	18.4%	25.5%	19.4%	23.8%	(18.5%)			23.1%	20.8%	11.1%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between Cellular and Fixed-line segments.

Financial Review

Revenues for the second quarter of 2016 decreased 1.1% totaling NIS 1,029 million ($267 million), compared to NIS 1,040 million ($270 million) in the second quarter of last year. The decrease in revenues is attributed to a 0.5% decrease in service revenues, and a 2.8% decrease in equipment revenues.

Service revenues totaled NIS 782 million ($203 million) in the second quarter of 2016, a 0.5% decrease from NIS 786 million ($204 million) in the second quarter of last year.

Service revenues in the cellular segment totaled NIS 567 million ($147 million) in the second quarter of 2016, a 1.0% decrease from NIS 573 million ($149 million) in the second quarter of last year. This decrease resulted mainly from a decrease in cellular services revenues due to the ongoing erosion in the price of these services and churn of customers as a result of the competition in the cellular market. This decrease was partially offset by an increase in revenues from national roaming.

Service revenues in the fixed-line segment totaled NIS 264 million ($69 million) in the second quarter of 2016, with no change from the second quarter of last year. In the second quarter of 2016 revenues from long distance calls decreased. Such decrease was offset by an increase in revenues from the Internet and TV fields.

Equipment revenues in the second quarter of 2016 totaled NIS 247 million ($64 million), a 2.8% decrease compared to NIS 254 million ($66 million) in the second quarter of last year. This decrease resulted mainly from a decrease in communications equipment sold during the second quarter of 2016 as compared with the second quarter of 2015 as a result, mainly, from seasonality (holidays). This decrease was partially offset by an increase in equipment revenues in the fixed-line segment.

Cost of revenues for the second quarter of 2016 totaled NIS 666 million ($173 million), compared to NIS 682 million ($177 million) in the second quarter of 2015, a 2.3% decrease. This decrease resulted mainly from a decrease in costs associated with the sale of communications equipment, primarily as a result of a decrease in the quantity of equipment sold during the second quarter of 2016 as compared with the second quarter of 2015, which was partially offset by an increase in content costs related to the TV field and the landline wholesale market field.

Gross profit for the second quarter of 2016 Increased 1.4% to NIS 363 million ($94 million), compared to NIS 358 million ($93 million) in the second quarter of 2015. Gross profit margin for the second quarter of 2016 amounted to 35.3%, up from 34.4% in the second quarter of 2015.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2016 decreased 4.3% to NIS 245 million ($63 million), compared to NIS 256 million ($67 million) in the second quarter of 2015. This decrease is primarily a result of the efficiency measures implemented by the Company.

Other expenses for the second quarter of 2016 totaled NIS 14 million ($4 million), compared with other expenses of NIS 22 million ($6 million) in the second quarter of 2015. Other expenses for the second quarter of 2016 primarily include an expense for a new employee voluntary retirement plan in the amount of approximately NIS 13 million ($3 million), compared to an expense for the previous employee voluntary retirement plan in the amount of approximately NIS 25 million ($7 million) in the second quarter of 2015.

Operating income for the second quarter of 2016 increased by 30% to NIS 104 million ($27 million) from NIS 80 million ($21 million) in the second quarter of 2015. The increase in the operating income resulted mainly from a decrease in the employee voluntary retirement plan expense as compared to this expense in the second quarter of 2015, as well as an improvement in gross profitability and a decrease in operating expenses mainly as a result of efficiency measures implemented by the Company.

EBITDA for the second quarter of 2016 increased by 10.2% totaling NIS 238 million ($62 million) compared to NIS 216 million ($56 million) in the second quarter of 2015. EBITDA in the second quarter of 2016 includes an expense for an employee voluntary retirement plan in the amount of NIS 13 million, compared to EBITDA in the same quarter last of year which includes an expense for an employee voluntary retirement plan in the amount of NIS 25 million. EBITDA for the second quarter 2016, as a percent of second quarter revenues, totaled 23.1%, up from 20.8% in the second quarter of 2015. The increase in the EBITDA resulted mainly from an improvement in gross profitability and a decrease in operating expenses, mainly as a result of lower employee voluntary retirement plan expenses in this quarter as compared with the same quarter of 2015.

Cellular segment EBITDA totaled NIS 181 million ($47 million), compared to NIS 149 million ($39 million) in the second quarter last year, an increase of 21.5% resulted mainly from a decrease in cost of revenues and the operating expenses as mentioned above. Fixed-line segment EBITDA totaled NIS 57 million ($15 million), a 14.9% decrease from the second quarter last year, mainly as a result of an erosion in international calls revenues and an erosion in internet field profitability.

Financing expenses, net for the second quarter of 2016 decreased 29.0% and totaled NIS 44 million ($11 million), compared to NIS 62 million ($16 million) in the second quarter of 2015. The decrease resulted mainly from lower interest expenses in relation of the Company’s debentures, as a result of a decrease in the Company’s debt level in the second quarter of 2016 compared to the second quarter of 2015, and gains in the Company's investment portfolio in this quarter as opposed to losses in the corresponding quarter of 2015.

Net Income for the second quarter of 2016 totaled NIS 44 million ($11 million), compared to NIS 12 million ($3 million) in the second quarter of 2015, a 266.7% increase.

Basic earnings per share for the second quarter of 2016 totaled NIS 0.43 ($0.11), compared to NIS 0.12 ($0.03) in the second quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q2/2016	Q2/2015	Change (%)
Cellular subscribers at the end of period (in thousands)	2,812	2,848	(1.30%)
Churn Rate for cellular subscribers (in %)	10.6%	10.2%	3.90%
Monthly cellular ARPU (in NIS)	66.0	65.5	0.80%

Cellular subscriber base – at the end of the second quarter of 2016 the Company had approximately 2.812 million cellular subscribers. During the second quarter of 2016 the Company's cellular subscriber base decreased by approximately 1,000 net cellular subscribers.

Cellular Churn Rate for the second quarter of 2016 totaled 10.6%, compared to 10.2% in the second quarter of 2015.

The monthly cellular Average Revenue per User ("ARPU") for the second quarter of 2016 totaled NIS 66.0 ($17.2), compared to NIS 65.5 ($17.0) in the second quarter of 2015. The increase in ARPU resulted, among others, from an increase in revenues from national roaming, which was partially offset by the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Main Performance Indicators - Fixed-line segment:

At the end of the second quarter of 2016, the Company had approximately 136,000 households in the internet infrastructure field, compared to approximately 32,000 households at the end of the second quarter of 2015. In the TV field, the Company had approximately 87,000 households, compared to approximately 37,000 households at the end of the second quarter of 2015.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2016 totaled NIS 103 million ($27 million), compared to NIS 119 million ($31 million) in the second quarter of 2015, a 13.4% decrease. The decrease in free cash flow was mainly due to a decrease in receipts from customers for services and end user equipment, which was partially offset by an increase in receipts from national roaming.

Total Equity

Total Equity as of June 30, 2016 amounted to NIS 1,290 million ($335 million) primarily consisting of accumulated undistributed retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets

During the second quarter of 2016 the Company invested NIS 102 million ($26 million) in fixed assets and intangible assets (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes), compared to NIS 125 million ($33 million) in the second quarter of 2015.

Dividend

On August 9, 2016, the Company's board of directors decided not to declare a cash dividend for the second quarter of 2016. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2015 on Form 20-F dated March 21, 2016, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of June 30, 2016, see "Disclosure for Debenture Holders" section in this press release.

Loan from Financial Institutions

According to a loan agreement entered by the Company and two financial institutions in May 2015, in June 2016 the first loan under the agreement in a principal amount of NIS 200 million was provided to the Company. The loan is without linkage and the principal amount bears an annual fixed interest of 4.6%, and will be paid in four equal annual payments on June 30 of each calendar year commencing June 30, 2018 through and including June 30, 2021. The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021. For details in regards to the fulfilling of financial covenants included in the loan agreement, which are identical to those included in the Company's Debentures Series F through I, see comment no.1 to the table of "Aggregation of the information regarding the debenture series issued by the Company" under "Disclosure for Debenture Holders" section in this press release. For additional details see the Company's most recent annual report for the year ended December 31, 2015 on Form 20-F, filed on March 21, 2016, under "Item 5B. Liquidity and Capital Resources – Other Credit Facilities".

Other developments during the second quarter of 2016 and subsequent to the end of the reporting period

Agreement with Xfone

In July 2016, the Company entered a 4G network sharing and 2G and 3G hosting services agreement (the "Agreement"), with Marathon 018 Xfone Ltd., or Xfone, which was awarded 4G frequencies in the 2015 frequencies tender and has not entered the cellular market yet.

The main provisions of the Agreement include the following:

•	4G network sharing – the parties will cooperate in the development of a shared 4G network, which will use both parties' 4G frequencies, to be operated by a separate, newly created entity, or NewCo, that will be equally owned by the parties. Each of the Company and Xfone shall own the active elements of the 4G radio network, or the 4G Radio Network, in equal parts and will grant each other and NewCo an Indefeasible Right of Use, or IRU in their 4G Radio Network. To that end, Xfone will purchase half of the 4G Radio Network owned by the Company prior to the Effective Date from the Company while each party will purchase and operate its own core network. The Company shall further provide Xfone and NewCo an IRU to the Company's passive elements of the 4G network. The company shall provide services to NewCo as a subcontractor.

•	2G and 3G hosting services – the Company shall provide Xfone hosting services in relation to its 2G and 3G networks.

•	Term – the Agreement is for a term of ten years commencing from the earlier of the commercial launch of cellular services by Xfone or 12 months following the receipt of regulatory approvals for the Agreement, or Effective Date, and will be extended for additional periods, unless either party notifies otherwise.

•	Consideration –

o	4G CAPEX - for 4G Radio Network investments prior to the Effective Date, Xfone shall pay the Company half its original cost in several installments (not expected to be material), commencing on the Effective Date. The ongoing investments in 4G Radio Network as of the Effective Date, shall be equally borne by the parties.

o	Passive network IRU - for the passive elements' IRU, Xfone shall pay the Company approximately NIS 45 million per annum, in 12 monthly installments.

o	Operation costs - the operation costs of the 4G shared network and the 2G and 3G networks (both active and passive), shall be borne as follows: a fixed component to be borne equally by the parties, subject to certain discount arrangements dependent on Xfones' subscribers amount and a variable component to be borne by the parties according to the parties' relative usage of data by their subscribers (as defined in the Agreement).

o	However, during up to the first 5 years commencing on the Effective Date, Xfone shall be entitled to a discount regarding the said payments for the IRU to the passive elements and its share of the operation costs, according to which, such payments will be replaced with a monthly payment per subscriber to the Company of NIS 25 in the first year, NIS 27.5 in the second year and NIS 30 thereafter, plus VAT, but in any case not less than the minimum annual amounts set in the Agreement (ranging between NIS 20 million in the first year and NIS 110 million in the fifth year).

•	Termination – the Agreement includes separation and termination arrangements, including an interim period in which each party will have IRU to the other's 4G Radio Network under the same terms, the provision of IRU to the passive elements of the 4G network for a certain per cell site payment, and the provision of 2G and 3G services and transmission services to Xfone as shall be agreed between the parties. In addition to standard termination causes, Xfone may terminate the Agreement by a prior written notice if it decides to cease operating in the cellular market in Israel.

•	The Agreement is preconditioned by the receipt of any required regulatory approval including the Antitrust Commissioner and the Ministry of Communications' approvals.

•	The agreement includes standard stipulations as well as certain arrangements for adding another sharing party.

The Agreement will have no impact on the Company's current agreements with Golan Telecom or the Company’s compliance with such agreements.

The information relating to the execution of the Agreement and the benefits therefrom, are subject to uncertainties and assumptions about the receipt of the necessary approvals, Xfone's entrance to the cellular market and its cellular subscribers quantity during the agreement period, the parties' ability to execute the contemplated arrangements and the Israeli telecommunications market condition.

For additional details see the Company's most recent annual report for the year ended December 31, 2015 on Form 20-F, filed on March 21, 2016, or the 2015 Annual Report, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business" and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd."and "Item 4. Information on the Company – B. Business Overview - General - Agreement for the Purchase of Golan", "– Network and Technology - Network and Cell Sites Sharing Agreements" and under "-Competition – Cellular" and "- Government Regulation – Additional MNOs", and the Company's current reports on Form 6-K date March 28, 2016, April 12, 2016, May 16, 2016 and June 13, 2016.

Golan Telecom

In June 2016, the controlling shareholder of Hot Mobile Ltd. ("Hot"), another Israeli cellular operator, announced a non-exclusive long term agreement for the provision of hosting services to Golan Telecom on the network used by Hot, and financing arrangements to be provided by Hot and its controlling shareholder (the "Hot Agreement"), subject to the Israeli regulators' approval and instructions.

The Company has notified Golan Telecom and its shareholders that the Hot agreement constitutes material breaches of the Share Purchase Agreement ("SPA") and National Roaming Agreement ("NRA") between the Company and Golan Telecom.

In July 2016, following Golan Telecom's subsequent rejection of said notice, the Company commenced legal actions against Golan Telecom and later that month, the district court granted an interim injunction against the consummation of the Hot Agreement, as requested by the Company. In August 2016, Golan Telecom filed a request to appeal the said interim injunction, with the Israeli Supreme Court.

The Company cannot estimate the chances of regulatory approval of the Hot Agreement, or its impact on the Company's ability to collect amounts owed by Golan Telecom or to generate future revenues from Golan Telecom. A substantial reduction of the future revenues from Golan Telecom will have a material adverse effect on the Company's revenues and results of operations.

For additional details see the Company's 2015 Annual Report under "Item 3 Key Information - D. Risk Factors – Risks Related to our Business –We face intense competition in all aspects of our business" and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd." and under "Item 4. Information on the Company - B. Business Overview - General - Agreement for the Purchase of Golan", and under "- Competition – Cellular" and "- Government Regulation – Additional MNOs", and the Company's current reports on Form 6-K date March 28, 2016, April 12, 2016, May 16, 2016, June 13, 2016, July 12, 2016 and July 21, 2016.

Voluntary Retirement Plan

In May 2016, the Group in collaboration with the employees representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 13 million in the second quarter of 2016 with respect to employees who joined the plan.

Conference Call Details

The Company will be hosting a conference call regarding its results for the second quarter of 2016 on Wednesday, August 10, 2016 at 09:00 am ET, 06:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 744 5399	UK Dial-in Number: 0 800 917 9141
Israel Dial-in Number: 03 918 0687	International Dial-in Number: +972 3 918 0687

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.812 million cellular subscribers (as at June 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2015.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.846 = US$ 1 as published by the Bank of Israel for June 30, 2016.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents), minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2015	June 30, 2016	Convenience translation into US dollar June 30, 2016	December 31, 2015
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	894	982	255	761
Current investments, including derivatives	375	284	74	281
Trade receivables	1,311	1,327	345	1,254
Other receivables	89	68	18	104
Inventory	85	63	17	85

Total current assets	2,754	2,724	709	2,485

Trade and other receivables	772	813	211	785
Property, plant and equipment, net	1,797	1,682	437	1,745
Intangible assets, net	1,291	1,206	313	1,254
Deferred tax assets	15	6	2	9

Total non- current assets	3,875	3,707	963	3,793

Total assets	6,629	6,431	1,672	6,278

Liabilities
Current maturities of debentures	736	861	224	734
Trade payables and accrued expenses	643	638	166	677
Current tax liabilities	68	49	12	53
Provisions	117	115	30	110
Other payables, including derivatives	368	299	78	286

Total current liabilities	1,932	1,962	510	1,860

Long-term loans from financial institutions	-	200	52	-
Debentures	3,397	2,796	727	3,054
Provisions	23	30	8	20
Other long-term liabilities	8	29	8	24
Liability for employee rights upon retirement, net	12	12	3	12
Deferred tax liabilities	127	112	29	123

Total non- current liabilities	3,567	3,179	827	3,233

Total liabilities	5,499	5,141	1,337	5,093

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(3)	(2)	-	(2)
Retained earnings	1,115	1,275	331	1,170

Non-controlling interest	17	16	4	16

Total equity	1,130	1,290	335	1,185

Total liabilities and equity	6,629	6,431	1,672	6,278

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

	For the six months ended June 30,		Convenience translation into US dollar For the six months ended June 30,	For the three months ended June 30,		Convenience translation into US dollar For the three months ended June 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	2,102	2,051	533	1,040	1,029	267	4,180
Cost of revenues	(1,404)	(1,336)	(347)	(682)	(666)	(173)	(2,763)

Gross profit	698	715	186	358	363	94	1,417

Selling and marketing expenses	(304)	(291)	(76)	(148)	(143)	(37)	(620)
General and administrative expenses	(239)	(205)	(53)	(108)	(102)	(26)	(465)
Other expenses, net	(20)	(14)	(4)	(22)	(14)	(4)	(22)

Operating profit	135	205	53	80	104	27	310

Financing income	33	28	8	27	16	5	55
Financing expenses	(113)	(96)	(25)	(89)	(60)	(16)	(232)
Financing expenses, net	(80)	(68)	(17)	(62)	(44)	(11)	(177)

Profit before taxes on income	55	137	36	18	60	16	133

Taxes on income	(17)	(34)	(9)	(6)	(16)	(5)	(36)
Profit for the period	38	103	27	12	44	11	97
Attributable to:
Owners of the Company	37	102	27	12	44	11	95
Non-controlling interests	1	1	-	-	-	-	2
Profit for the period	38	103	27	12	44	11	97

Earnings per share
Basic earnings per share (in NIS)	0.37	1.01	0.26	0.12	0.43	0.11	0.95

Diluted earnings per share (in NIS)	0.37	1.01	0.26	0.12	0.43	0.11	0.95

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,584,490	100,604,578	100,604,578	100,584,490	100,604,578	100,604,578	100,589,458

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,584,490	100,604,578	100,604,578	100,584,490	100,705,952	100,705,952	100,589,530

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	For the six months ended June 30,		Convenience translation into US dollar For the six months ended June 30,	For the three months ended June 30,		Convenience translation into US dollar For the three months ended June 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	38	103	27	12	44	11	97
Adjustments for:
Depreciation and amortization	281	267	69	138	132	34	562
Share based payments	-	3	1	-	1	-	3
Loss (gain) on sale of property, plant and equipment	(2)	3	1	-	2	-	(1)
Income tax expenses	17	34	9	6	16	5	36
Financing expenses, net	80	68	17	62	44	11	177
							-
Changes in operating assets and liabilities:
Change in inventory	4	22	6	24	15	4	4
Change in trade receivables (including long-term amounts)	113	(75)	(20)	23	(17)	(4)	209
Change in other receivables (including long-term amounts)	(24)	15	4	(8)	(17)	(4)	(34)
Changes in trade payables, accrued expenses and provisions	(71)	30	8	(25)	28	7	(54)
Change in other liabilities (including long-term amounts)	17	23	6	25	(15)	(4)	(95)
Income tax paid	(36)	(50)	(13)	(9)	(29)	(7)	(68)
Net cash from operating activities	417	443	115	248	204	53	836

Cash flows from investing activities
Acquisition of property, plant and equipment	(162)	(151)	(39)	(86)	(83)	(21)	(305)
Acquisition of intangible assets	(59)	(41)	(11)	(39)	(19)	(5)	(91)
Dividend received	-	-	-	-	-	-	2
Change in current investments, net	137	(4)	(1)	146	(3)	(1)	231
Payments for other derivative contracts, net	-	-	-	(1)	-	-	-
Proceeds from sale of property, plant and equipment	4	1	-	-	1	-	4
Repayment of a long term deposit	48	-	-	-	-	-	48
Interest received	13	7	2	2	1	-	15
Net cash from (used in) investing activities	(19)	(188)	(49)	22	(103)	(27)	(96)

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the six months ended June 30,		Convenience translation into US dollar For the six months ended June 30,	For the three months ended June 30,		Convenience translation into US dollar For the three months ended June 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(9)	(6)	(2)	(7)	-	-	(32)
Long term loans from financial institutions	-	200	52	-	200	52	-
Repayment of debentures	(523)	(385)	(100)	-	-	-	(873)
Proceeds from issuance of debentures, net of issuance costs	(3)	250	65	(3)	-	-	(3)
Dividend paid	-	(1)	-	-	-	-	(1)
Interest paid	(124)	(92)	(24)	-	-	-	(227)

Net cash from (used in) financing activities	(659)	(34)	(9)	(10)	200	52	(1,136)

Changes in cash and cash equivalents	(261)	221	57	260	301	78	(396)

Cash and cash equivalents as at the beginning of the period	1,158	761	198	637	681	177	1,158

Effect of exchange rate fluctations on cash and cash equivalents	(3)	-	-	(3)	-	-	(1)

Cash and cash equivalents as at the end of the period	894	982	255	894	982	255	761

Cellcom Israel Ltd.

(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended June 30,			Year ended December 31,
	2015	2016	Convenience translation into US dollar 2016	2015
	NIS millions		US$ millions	NIS millions
Profit for the period	12	44	11	97
Taxes on income	6	16	5	36
Financing income	(27)	(16)	(5)	(55)
Financing expenses	89	60	16	232
Other expenses (income)	(2)	1	-	(3)
Depreciation and amortization	138	132	35	562
Share based payments	-	1	-	3
EBITDA	216	238	62	872

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2015	2016	Convenience translation into US dollar 2016	2015
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	248	204	53	835
Cash flows from investing activities	22	(103)	(27)	(96)
Sale of short-term tradable debentures and deposits (**)	(151)	2	1	(245)
Free cash flow	119	103	27	494

(*)	Including the effects of exchange rate fluctuations in cash and cash equivalents.

(**)	Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

(An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2015	Q2-2015	Q3-2015	Q4-2015	Q1-2016	Q2-2016	FY-2015

Cellular service revenues	582	573	572	546	559	567	2,273
Fixed-line service revenues	269	264	267	263	264	264	1,063

Cellular equipment revenues	245	237	215	233	219	217	930
Fixed-line equipment revenues	17	17	28	56	29	30	118

Consolidation adjustments	(51)	(51)	(50)	(52)	(49)	(49)	(204)
Total revenues	1,062	1,040	1,032	1,046	1,022	1,029	4,180

Cellular EBITDA	130	149	168	154	178	181	601
Fixed-line EBITDA	66	67	67	71	60	57	271
Total EBITDA	196	216	235	225	238	238	872

Operating profit	55	80	96	79	101	104	310
Financing expenses, net	18	62	49	48	24	44	177
Profit for the period	26	12	40	19	59	44	97

Free cash flow	127	119	127	121	149	103	494

Cellular subscribers at the end of period (in 000's)	2,885	2,848	2,832	2,835	2,813	2,812	2,835
Monthly cellular ARPU (in NIS)	65.5	65.5	66.0	63.0	65.2	66.0	65.0
Churn rate for cellular subscribers (%)	11.9%	10.2%	10.1%	11.1%	11.1%	10.6%	42.0%

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2016

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.06.2016					As of 09.08.2016		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B (4)	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	185.020	219.869	5.654	225.523	230.980	185.020	220.547	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D (7)(8)**	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	599.203	697.153	36.079	733.232	363.536	299.602	350.430	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E (7)	06/04/09 30/03/11* 18/08/11*	1,798.962	163.633	163.297	4.959	168.256	172.944	163.633	163.340	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5)(6)**	20/03/12	714.802	714.802	730.228	16.254	746.482	784.853	714.802	732.372	4.60%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G(4)(5)(6)**	20/03/12	285.198	285.198	285.508	9.667	295.175	309.896	285.198	285.476	6.99%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H(4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	812.406	9.118	821.524	949.624	949.624	814.354	1.98%	05.07.18	05.07.24	January 5 and July 5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 30/03/16*	804.010	804.010	748.921	16.141	765.062	854.421	804.010	749.569	4.14%	05.07.18	05.07.25	January 5 and July 5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
Total		7,900.773	3,701.490	3,657.382	97.872	3,755.254	3,666.254	3,401.889	3,316.088

Comments:

(1) In the reporting period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures and loan agreements. Debentures Series F through I financial and loan agreements covenants - as of June 30, 2016 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2015 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures") was 2.79 (the net leverage without excluding one-time events was 2.79). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Annual payments, excluding Series F through I debentures in which the payments are semi annual. (4) Regarding debenture Series B and F through I and loan agreements, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through I and loan agreements - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2015 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures" and "-Other Credit Facilities". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, or the Exchange Offer, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. (8) On July 1, 2016, after the end of the reporting period, the Company repaid a principal payment of approximately NIS 348 million (the ex-date of which was June 19, 2016).

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.

(**) As of June 30, 2016, debentures Series D and F through I are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2016 (cont.)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.06.2016 (1)	Rating as of 09.08.2016	Rating assigned upon issuance of the Series	Recent date of rating as of 09.08.2016	Additional ratings between original issuance and the recent date of rating as of 09.08.2016 (2)
Rating
B	S&P Maalot	A+	A+	AA-	03/2016	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	03/2016	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	03/2016	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	03/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	03/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	03/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016	A+ (2)
I	S&P Maalot	A+	A+	A+	03/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016	A+ (2)

(1) In March 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2) In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015 and March 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated March 23, 2016.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2016

a.	Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	635,230	219,989	-	-	-	162,944
Second year	565,258	142,599	-	-	-	115,996
Third year	331,762	165,793	-	-	-	75,200
Fourth year	331,762	80,234	-	-	-	53,602
Fifth year and on	716,799	641,871	-	-	-	120,018
Total	2,580,811	1,250,486	-	-	-	527,760

b.	Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS) - None.

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	9,187
Second year	-	50,000	-	-	-	9,200
Third year	-	50,000	-	-	-	6,900
Fourth year	-	50,000	-	-	-	4,606
Fifth year and on	-	50,000	-	-	-	2,297
Total	-	200,000	-	-	-	32,190

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2016 (cont.)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	635,230	219,989	-	-	-	172,131
Second year	565,258	192,599	-	-	-	125,196
Third year	331,762	215,793	-	-	-	82,100
Fourth year	331,762	130,234	-	-	-	58,208
Fifth year and on	716,799	691,871	-	-	-	122,315
Total	2,580,811	1,450,486	-	-	-	559,950

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.

g.	Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.	Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.	Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.	Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	5,224	683	-	-	-	565
Second year	925	-	-	-	-	247
Third year	791	167	-	-	-	188
Fourth year	791	167	-	-	-	165
Fifth year and on	4,915	1,337	-	-	-	427
Total	12,646	2,354	-	-	-	1,592

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Item 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2016 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2016

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience translation into US dollar (Note 2D)
	June 30, 2015	June 30, 2016	June 30, 2016	December 31, 2015
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	894	982	255	761
Current investments, including derivatives	375	284	74	281
Trade receivables	1,311	1,327	345	1,254
Other receivables	89	68	18	104
Inventory	85	63	17	85

Total current assets	2,754	2,724	709	2,485

Trade and other receivables	772	813	211	785
Property, plant and equipment, net	1,797	1,682	437	1,745
Intangible assets, net	1,291	1,206	313	1,254
Deferred tax assets	15	6	2	9

Total non- current assets	3,875	3,707	963	3,793

Total assets	6,629	6,431	1,672	6,278

Liabilities
Current maturities of debentures	736	861	224	734
Trade payables and accrued expenses	643	638	166	677
Current tax liabilities	68	49	12	53
Provisions	117	115	30	110
Other payables, including derivatives	368	299	78	286

Total current liabilities	1,932	1,962	510	1,860

Long-term loans from financial institutions	-	200	52	-
Debentures	3,397	2,796	727	3,054
Provisions	23	30	8	20
Other long-term liabilities	8	29	8	24
Liability for employee rights upon retirement, net	12	12	3	12
Deferred tax liabilities	127	112	29	123

Total non- current liabilities	3,567	3,179	827	3,233

Total liabilities	5,499	5,141	1,337	5,093

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(3)	(2)	-	(2)
Retained earnings	1,115	1,275	331	1,170

Non-controlling interest	17	16	4	16

Total equity	1,130	1,290	335	1,185

Total liabilities and equity	6,629	6,431	1,672	6,278

Date of approval of the condensed consolidated financial statements: August 9, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience translation into US dollar (Note 2D)			Convenience translation into US dollar (Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	2,102	2,051	533	1,040	1,029	267	4,180
Cost of revenues	(1,404)	(1,336)	(347)	(682)	(666)	(173)	(2,763)

Gross profit	698	715	186	358	363	94	1,417

Selling and marketing expenses	(304)	(291)	(76)	(148)	(143)	(37)	(620)
General and administrative expenses	(239)	(205)	(53)	(108)	(102)	(26)	(465)
Other expenses, net	(20)	(14)	(4)	(22)	(14)	(4)	(22)

Operating profit	135	205	53	80	104	27	310

Financing income	33	28	8	27	16	5	55
Financing expenses	(113)	(96)	(25)	(89)	(60)	(16)	(232)
Financing expenses, net	(80)	(68)	(17)	(62)	(44)	(11)	(177)

Profit before taxes on income	55	137	36	18	60	16	133

Taxes on income	(17)	(34)	(9)	(6)	(16)	(5)	(36)
Profit for the period	38	103	27	12	44	11	97
Attributable to:
Owners of the Company	37	102	27	12	44	11	95
Non-controlling interests	1	1	-	-	-	-	2
Profit for the period	38	103	27	12	44	11	97

Earnings per share
Basic earnings per share (in NIS)	0.37	1.01	0.26	0.12	0.43	0.11	0.95

Diluted earnings per share (in NIS)	0.37	1.01	0.26	0.12	0.43	0.11	0.95

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,584,490	100,604,578	100,604,578	100,584,490	100,604,578	100,604,578	100,589,458

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,584,490	100,604,578	100,604,578	100,584,490	100,705,952	100,705,952	100,589,530

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	For the six months ended June 30,		Convenience translation into US dollar (Note 2D) For the six months ended June 30,	For the three months ended June 30,		Convenience translation into US dollar (Note 2D) For the three months ended June 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	38	103	27	12	44	11	97

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss

Changes in fair value of cash flow hedges transferred to profit or loss	-	-	-	-	-	-	1

Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	-	-	-	-	-	1

Other comprehensive income items that will not be transferred to profit or loss

Actuarial losses on defined benefit plan	-	-	-	-	-	-	(2)

Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(2)
Total other comprehensive income for the period, net of tax	-	-	-	-	-	-	(1)

Total comprehensive income for the period	38	103	27	12	44	11	96

Total comprehensive income attributable to:
Owners of the Company	37	102	27	12	44	11	94
Non-controlling interests	1	1	-	-	-	-	2

Total comprehensive income for the period	38	103	27	12	44	11	96

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2016 (Unaudited)
Balance as of January 1, 2016 (Audited)	1	(2)	1,170	1,169	16	1,185	308
Comprehensive income for the period
Profit for the period	-	-	102	102	1	103	27
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	-
Dividend to non-controlling intererst in a subsidiary	-	-	-	-	(1)	(1)	-

Balance as of June 30, 2016 (Unaudited)	1	(2)	1,275	1,274	16	1,290	335

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2015 (Unaudited)
Balance as of January 1, 2015 (Audited)	1	(3)	1,078	1,076	16	1,092	284
Comprehensive income for the period
Profit for the period	-	-	37	37	1	38	10
Balance as of June 30, 2015 (Unaudited)	1	(3)	1,115	1,113	17	1,130	294

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2016 (Unaudited)
Balance as of April 1, 2016 (Unaudited)	1	(2)	1,230	1,229	16	1,245	324
Comprehensive income for the period
Profit for the period	-	-	44	44	-	44	11
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of June 30, 2016 (Unaudited)	1	(2)	1,275	1,274	16	1,290	335

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2015 (Unaudited)
Balance as of April 1, 2015 (Unaudited)	1	(3)	1,103	1,101	17	1,118	291
Comprehensive income for the period
Profit for the period	-	-	12	12	-	12	3
Balance as of June 30, 2015 (Unaudited)	1	(3)	1,115	1,113	17	1,130	294

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2015 (Audited)
Balance as of January 1, 2015 (Audited)	1	(3)	1,078	1,076	16	1,092	284
Comprehensive income for the year
Profit for the year	-	-	95	95	2	97	25
Other comprehensive income (loss) for the year, net of tax	-	1	(2)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Dividend to non-controlling intererst in a subsidiary	-	-	-	-	(1)	(1)	-
Options written over non-controlling interests in a consolidated company	-	-	(4)	(4)	(1)	(5)	(2)
Balance as of December 31, 2015 (Audited)	1	(2)	1,170	1,169	16	1,185	308

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience translation into US dollar (Note 2D)			Convenience translation into US dollar (Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	38	103	27	12	44	11	97
Adjustments for:
Depreciation and amortization	281	267	69	138	132	34	562
Share based payments	-	3	1	-	1	-	3
Loss (gain) on sale of property, plant and equipment	(2)	3	1	-	2	-	(1)
Income tax expenses	17	34	9	6	16	5	36
Financing expenses, net	80	68	17	62	44	11	177
							-
Changes in operating assets and liabilities:
Change in inventory	4	22	6	24	15	4	4
Change in trade receivables (including long-term amounts)	113	(75)	(20)	23	(17)	(4)	209
Change in other receivables (including long-term amounts)	(24)	15	4	(8)	(17)	(4)	(34)
Changes in trade payables, accrued expenses and provisions	(71)	30	8	(25)	28	7	(54)
Change in other liabilities (including long-term amounts)	17	23	6	25	(15)	(4)	(95)
Income tax paid	(36)	(50)	(13)	(9)	(29)	(7)	(68)
Net cash from operating activities	417	443	115	248	204	53	836

Cash flows from investing activities
Acquisition of property, plant and equipment	(162)	(151)	(39)	(86)	(83)	(21)	(305)
Acquisition of intangible assets	(59)	(41)	(11)	(39)	(19)	(5)	(91)
Dividend received	-	-	-	-	-	-	2
Change in current investments, net	137	(4)	(1)	146	(3)	(1)	231
Payments for other derivative contracts, net	-	-	-	(1)	-	-	-
Proceeds from sale of property, plant and equipment	4	1	-	-	1	-	4
Repayment of a long term deposit	48	-	-	-	-	-	48
Interest received	13	7	2	2	1	-	15
Net cash from (used in) investing activities	(19)	(188)	(49)	22	(103)	(27)	(96)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience translation into US dollar (Note 2D)			Convenience translation into US dollar (Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(9)	(6)	(2)	(7)	-	-	(32)
Long term loans from financial institutions	-	200	52	-	200	52	-
Repayment of debentures	(523)	(385)	(100)	-	-	-	(873)
Proceeds from issuance of debentures, net of issuance costs	(3)	250	65	(3)	-	-	(3)
Dividend paid	-	(1)	-	-	-	-	(1)
Interest paid	(124)	(92)	(24)	-	-	-	(227)

Net cash from (used in) financing activities	(659)	(34)	(9)	(10)	200	52	(1,136)

Changes in cash and cash equivalents	(261)	221	57	260	301	78	(396)

Cash and cash equivalents as at the beginning of the period	1,158	761	198	637	681	177	1,158

Effect of exchange rate fluctations on cash and cash equivalents	(3)	-	-	(3)	-	-	(1)

Cash and cash equivalents as at the end of the period	894	982	255	894	982	255	761

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at June 30, 2016 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), which is controlled by IDB Development Corporation Ltd., or IDB.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2015 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 9, 2016.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the six and three month periods ended June 30, 2016, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2016 (NIS 3.846 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of June 30, 2016	3.846	220.46
As of June 30, 2015	3.769	222.25
As of December 31, 2015	3.902	221.35

Increase (decrease) during the period:

Six months ended June 30, 2016	(1.44%)	(0.40%)
Six months ended June 30, 2015	(3.09%)	(0.50%)
Three months ended June 30, 2016	2.12%	0.51%
Three months ended June 30, 2015	(5.30%)	1.12%
Year ended December 31, 2015	0.33%	(0.90%)

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Note 4 - Operating Segments

As a result of business and regulatory changes, as well as the Group’s entry into new fields of operations in the landline market - sales of television services and sales of internet infrastructure services, the Group’s management attention in general and Chief Operating Decision Maker (CODM) attention in particular, have shifted to focus on two main fields of operations, “Cellular” and “Fixed-line”. Accordingly, starting from the reporting period, the Company presents its operations in two segments, "Cellular" segment and "Fixed-line" segment. These segments are managed separately for allocating resources and assessing performance purposes. The CODM does not examine the assets or liabilities for these segments, and therefore they are not presented.

●	Cellular Segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, landline equipment and supplemental services.

The Company adjusted its operating segments reporting for prior periods on a retroactive basis, therefore the segment reporting for those periods reflects the new reporting format.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Six-month period ended June 30, 2016
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	1,554	497	-	2,051
Inter-segment revenues	8	90	(98)	-

EBITDA*	359	117	-	476

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(267)
Taxes on income				(34)
Financing income				28
Financing expenses				(96)
Share based payments				(3)
Other expenses				(1)
Profit for the period				103

	Six-month period ended June 30, 2015
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	1,627	475	-	2,102
Inter-segment revenues	10	92	(102)	-

EBITDA*	279	133	-	412

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(281)
Taxes on income				(17)
Financing income				33
Financing expenses				(113)
Other income				4
Profit for the period				38

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended June 30, 2016
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	780	249	-	1,029
Inter-segment revenues	4	45	(49)	-

EBITDA*	181	57	-	238

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(132)
Taxes on income				(16)
Financing income				16
Financing expenses				(60)
Share based payments				(1)
Other expenses				(1)
Profit for the period				44

	Three-month period ended June 30, 2015
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	805	235	-	1,040
Inter-segment revenues	5	46	(51)	-

EBITDA*	149	67	-	216

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(138)
Taxes on income				(6)
Financing income				27
Financing expenses				(89)
Other income				2
Profit for the period				12

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Year ended December 31, 2015
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	3,185	995	-	4,180
Inter-segment revenues	18	186	(204)	-

EBITDA*	601	271	-	872

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization				(562)
Taxes on income				(36)
Financing income				55
Financing expenses				(232)
Other income				3
Share based payments				(3)
Profit for the year				97

* EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in the amount of approximately NIS 13 million and NIS 25 million in respect of voluntary retirement plans for employees, which have been recorded in the second quarter of 2016 and in the second quarter of 2015, respectively. See also Note 9, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Debentures

In March 2016, the Company issued in a private offering approximately NIS 246 million aggregate principal amount of additional Series I debentures, for a total consideration of NIS 250 million, reflecting an effective interest of 4.06% per annum. The Company's Series I debentures are listed on the Tel Aviv Stock Exchange, or TASE. For additional details regarding Series I debentures conditions and repayment term, see Note 17 to the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, loans, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	June 30,				December 31,
	2015		2016		2015
	Book value	Fair value*	Book value	Fair value*	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(4,254)	(4,494)	(3,755)	(4,103)	(3,896)	(4,198)

*   The fair value of marketable debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month after the end of the reporting period.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	282	-	-	282
Derivatives	-	2	-	2
Total assets	282	2	-	284
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(29)	-	(29)
Total liabilities	-	(29)	-	(29)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	June 30, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	374	-	-	374
Derivatives	-	1	-	1
Total assets	374	1	-	375
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	280	-	-	280
Derivatives	-	1	-	1
Total assets	280	1	-	281
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 7 - Long-term Loans from Financial Institutions

According to a loan agreement entered by the Company and two Israeli financial institutions in May 2015 (for additional details, see Note 30(6) to the annual financial statements, regarding Commitments), in June 30, 2016 the first loan under the agreement in a principal amount of NIS 200 million was provided to the Company. The loan is without linkage and the principal amount bears an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Income Tax

On January 4, 2016, the Israeli parliament passed The Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), which set, inter alia, a reduction in the corporate tax rate by 1.5% to a rate of 25% as from January 1, 2016.

The deferred tax balances as of June 30, 2016 were calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above. The effect of the change on the financial statements as at June 30, 2016 is reflected in a decrease in the deferred tax liabilities in the amount of NIS 14 million and a decrease in the deferred tax assets in the amount of NIS 7 million. The effect of the change in the deferred tax balances was recognized against deferred tax income in the amount of NIS 7 million.

Note 9 - Other Expenses

In May 2016, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 13 million in the second quarter of 2016 with respect to employees who joined this plan (in the second quarter of 2015, the Company recorded an expense in an amount of approximately NIS 25 million in respect of previous voluntary retirement plan for employees).

Note 10 - Commitments

a.	Agreement with Xfone

In July 2016, after the end of the reporting period, the Company entered a 4G network sharing and 2G and 3G hosting services agreement (the "Agreement"), with Marathon 018 Xfone Ltd., or Xfone, which was awarded 4G frequencies in the 2015 frequencies tender and has not entered the cellular market yet.

The main provisions of the Agreement include the following:

•	4G network sharing – the parties will cooperate in the development of a shared 4G network, which will use both parties' 4G frequencies, to be operated by a separate, newly created entity, or NewCo, that will be equally owned by the parties. Each of the Company and Xfone shall own the active elements of the 4G radio network, or the 4G Radio Network, in equal parts and will grant each other and NewCo an Indefeasible Right of Use, or IRU in their 4G Radio Network. To that end, Xfone will purchase half of the 4G Radio Network owned by the Company prior to the Effective Date from the Company while each party will purchase and operate its own core network. The Company shall further provide Xfone and NewCo an IRU to the Company's passive elements of the 4G network.

•	2G and 3G hosting services - the Company shall provide Xfone hosting services in relation to its 2G and 3G networks.

•	Term - the Agreement is for a term of ten years commencing from the earlier of the commercial launch of cellular services by Xfone or 12 months following the receipt of regulatory approvals for the Agreement, or Effective Date, and will be extended for additional periods, unless either party notifies otherwise.

•	The Agreement is preconditioned by the receipt of any required regulatory approval including the Antitrust Commissioner and the Ministry of Communications' approvals.

•	The agreement includes standard stipulations as well as certain arrangements for adding another sharing party.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Commitments (cont'd)

b.	Golan Telecom

In April 2016, the Israeli Antitrust Commissioner and the Ministry of Communications notified the Group they are opposing the proposed purchase of Golan Telecom Ltd., or Golan Telecom, by the Group (for additional details see Note 30(8) to the annual financial statements, regarding Commitments).

In June 2016, the controlling shareholder of Hot Mobile Ltd. ("Hot"), another Israeli cellular operator, announced a non-exclusive long term agreement for the provision of hosting services to Golan Telecom on the network used by Hot, and financing arrangements to be provided by Hot and its controlling shareholder (the "Hot Agreement"), subject to the Israeli regulators' approval and instructions.
The Company has notified Golan Telecom and its shareholders that the Hot agreement constitutes material breaches of the Share Purchase Agreement ("SPA") and National Roaming Agreement ("NRA") between the Company and Golan Telecom.

In July 2016, after the end of the reporting period, following Golan Telecom's subsequent rejection of said notice, the Company commenced legal actions against Golan Telecom and later that month, the district court granted an interim injunction against the consummation of the Hot Agreement, as requested by the Company. In August 2016, after the end of the reporting period, Golan Telecom filed a request to appeal the said interim injunction, with the Israeli Supreme Court.

The Company cannot estimate the chances of regulatory approval of the Hot Agreement, or its future impact on the Company's results of operations.

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of June 30 2016, in respect of all lawsuits against the Group amounts to approximately NIS 58 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, nine purported class actions have been filed against the Group (three of which were included in Note 31(1) to the annual financial statements): five purported class actions against the Group in the total sum estimated by the plaintiffs to be approximately NIS 378 million, two purported class actions against the Group, without specifying the amount claimed from the Group (one of them was dismissed during the reporting period), and two purported class actions against the Group and other defendants together without specifying the amount claimed.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

1.	Consumer claims (cont'd)

During the reporting period, seventeen purported class actions (nine of which were reported as dismissed in Note 31(1) to the annual financial statements), were concluded: twelve purported class actions against the Group for a total sum of approximately NIS 718 million, three purported class actions against the Group, in which the amount claimed has not been quantified by the plaintiffs and two purported class actions against the Group and other defendants together for a total sum of approximately NIS 481 million, without specifying the amount claimed from the Group.

After the end of the reporting period, a purported class action has been filed against the Group, in a total sum estimated by the plaintiffs to be approximately NIS 5 million. At this early stage it is not possible to assess its chances of success.

After the end of the reporting period, two purported class actions against the Group in a total sum of approximately NIS 71 million and a purported class action against the Group and other defendants together for a sum of approximately NIS 15 million, without specifying the amount claimed from the Group, were concluded.

In April 2016, a purported class action was filed against the Company alleging that: (1) the Company unlawfully charges payment for calls details, and (2) the payment for such service is unreasonable. In August 2016, after the end of the reporting period, the District Court approved the claim as class action in regards to the first allegation. The total amount claimed from the Company in relation to both allegations, was estimated by the plaintiffs to be millions of NIS.

Described hereunder is a purported class action against the Group, in which the amount claimed was NIS 1 billion or more:

In July 2015, a purported class action was filed against 013 Netvision Ltd., or Netvision, the Company's wholly owned subsidiary and three other defendants (which was included in Note 31(1) to the annual financial statements), alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals. The amount claimed from each of the defendants allegedly purchasing the data, including Netvision, had the lawsuit been certified as a class action, was estimated by the plaintiff to be NIS 1,000 for each customer whose private data it allegedly purchased and/or each approach made to such customers, the total of which was assessed by the plaintiff to be approximately 1.5 million customers. In August 2016, after the end of the reporting period, the purported class action against Netvision, was dismissed at the request of the plaintiff.

2.	Employees, subcontractors, suppliers, authorities and others claims

During the reporting period, a lawsuit against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, was dismissed with prejudice. In addition, a lawsuit against the Company in a sum of NIS 3 million, was dismissed with prejudice.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 10, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary